GASCO ENERGY, INC.
                             14 Inverness Drive East
                              Building H, Suite 236
                            Englewood, Colorado 80112


                                October 28, 2005



BY TELEFAX - (202) 942-9528
AND EDGAR TRANSMISSION


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ms. Susan Min


Re:      Gasco Energy, Inc.
         Amendment No. 1 to Form S-3 - File No. 333-128547
         Filed October 27, 2005

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gasco Energy, Inc. (the "registrant") hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 11:00 a.m., Washington, D.C. time, on November 1, 2005, or as soon thereafter as practicable.

     The registrant hereby acknowledges that the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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     If you have any  questions  regarding  this  matter,  please call Philip T.
Warman of Vinson & Elkins L.L.P. at (713) 758-3847.

                               Very truly yours,

                               GASCO ENERGY, INC.

                               By: /s/ W. King Grant
                               W. King Grant
                               Chief Financial Officer and
                               Executive Vice President

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